SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 22, 2012 re TAT Technologies Reporting Fourth Quarter and Full Year 2011 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter and Full Year 2011 Results

GEDERA, Israel, Thursday, March 22, 2012 /PRNewswire/  -  TAT  Technologies  Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and twelve month periods ended December 31, 2011.

Financial Highlights:

TAT announced revenues of $23.4 million and net income of $0.1 million for the three months ended December 31, 2011 compared to similar revenues of $23.8 million with a net loss of $3.1 million for the three months ended December 31, 2010.

During the fourth quarter of 2011, total revenues were impacted by (i) the increase in revenues in the Heat Transfer Services and Products operating segment; and (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment.

Revenue breakdown by the operating segments for the three-month and twelve-month periods ended December 31, 2011 and 2010, respectively, was as follows:

	Three Months Ended December 31,
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$8,424	36.0%	$9,021	37.9%	(6.6)%
Heat Transfer Services and Products *	7,638	32.7%	6,872	28.9%	11.1%
MRO services for Aviation Components *	5,343	22.8%	4,630	19.4%	15.4%
OEM of Electric Motion Systems	3,103	13.3%	4,480	18.8%	(30.7)%
Eliminations	(1,118)	(4.8)%	(1,186)	(5.0)%	(5.7)%
Total revenues	$23,390	100.0%	$23,817	100.0%	(1.8)%

	Twelve Months Ended December 31,
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$30,020	35.2%	$29,651	37.2%	1.2%
Heat Transfer Services and Products *	27,603	32.3%	24,469	30.7%	12.8%
MRO services for Aviation Components *	20,146	23.6%	16,332	20.4%	23.4%
OEM of Electric Motion Systems	11,658	13.6%	13,046	16.4%	(10.6)%
Eliminations	(4,030)	(4.7)%	(3,743)	(4.7)%	7.7%
Total revenues	$85,397	100.0%	$79,755	100.0%	7.1%

*  As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate operating segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and twelve months periods ended December 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

For the twelve months ended December 31, 2011, TAT announced revenues of $85.4 million with net loss of $1.0 million compared to revenues of $79.8 million with net loss of $7.4 million for the same period ended December 31, 2010 - an increase of 7.1% in revenues along with a significant decrease in net loss of 86%. The net loss reported for the twelve months ended December 31, 2011 included a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the third quarter of 2011, $5.46 million of which were in TAT’s MRO Services for Aviation Components operating segment. Excluding these charges net income for the twelve months ended December 31, 2011 was $2.6 million (see further below under “Write down of inventory and impairment charges of long lived assets”).

During the twelve months of 2011, total revenues were impacted by (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; and (iii) the increase in revenues in the OEM of Heat Management Solutions operating segment; partially offset by (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment. During 2011 this segment experienced a gradual decrease in revenues due to growing weakness in the relevant markets.

Write down of inventory and impairment charges of long lived assets:

During the quarter ended September 30, 2011, the Company recorded a write down of inventory in the amount of $2.5 million (before off-set of taxes and not including impairment charges) under cost of revenues, attributable to inventory of the MRO services for Aviation Components operating segment. The write down was due to management’s estimation of the continued decline in future forecasted sales levels and profitability margins in certain product lines in this operating segment resulting from the weakness in these areas of business.

Although revenues in the MRO services for Aviation Components operating segment increased in the three and nine month periods ended September 30, 2011 compared to year 2010, profit margins were lower than anticipated. Accordingly, the Company reviewed the MRO services for Aviation Components’ long lived assets for impairment by estimating the fair value of this segment’s operations and the fair value of its specific long lived assets, and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that as of September 30, 2011 certain fixed assets and an intangible asset amount to $1.9 million and $1.1 million, respectively at its MRO for Aviation Components operating segment were impaired.

In addition, during the quarter ended September 30, 2011, due to management estimates of a continuing decline in sales levels in the OEM of Electric Motion Systems operating segment, resulting from the weakness in the Israeli defense market, the Company reviewed indications for impairment of certain identifiable assets in this operating segment. Accordingly, the Company reviewed these assets for impairment by estimating their fair value. As a result the Company concluded, as of September 30, 2011 that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment in the amount of $0.3 million was impaired.

Accordingly, the Company recorded a $3.3 million (before off-set of taxes and not including inventory write down) impairment charge during the quarter ended September 30, 2011 to reflect the fair value of the long lived assets mentioned above.

Mr. Itsik Maaravi, TAT’s CEO commented:

“The results of the 2011 fourth quarter reflect the continuation of the improving trend in our dominant operating segments – the OEM of Heat Management Solutions and Heat Transfer Services and Products. During this year we increased our revenues and improved our margins, compared to 2010. The fourth quarter also shows improved results in our MRO for Aviation Components operating segment in which we successfully increased our revenues while significantly reducing operating loss compared to 2010. These improvements are attributed to the increase in our marketing and sales activities during 2010 and 2011 as well as to our rigorous activity to improve our production flow and yields.

Year 2011 net loss was impacted by a write down of inventories and impairment charges of long lived assets. Excluding these charges net income for year 2011 was $2.6 million.

During 2011 we experienced a decrease in revenues and margins in the OEM of Electric Motion Systems compared to the same periods in 2010, resulting from growing weakness in this segment.

We are preserving a strong balance sheet with limited liabilities, impressive working capital and sufficient financial assets to support the growth of our operations.

We are encouraged by global trends of increased traffic reported by airlines and we believe we are witnessing a steady recovery in the demand for MRO services, as well as positive indications from OEMs in the aerospace and defense industries, which impact our businesses.

We continue to focus on our core capabilities while expanding our business offerings worldwide.

We believe that our efforts along with continued improvement in the global aviation industry, will sustain the improved trend line of our performance in 2012”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	December 31,	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$26,232	$27,037
Marketable securities	1,900	2,533
Restricted deposit	3,254	5,076
Trade accounts receivable (net of allowance for doubtful accounts of $190 and $2,423 at December 31, 2011 and December 31, 2010, respectively)	20,621	20,430
Inventories	31,303	32,163
Other accounts receivable and prepaid expenses	6,565	8,245

Total current assets	89,875	95,484

Long-term assets:
Investment in affiliate	5,021	4,449
Funds in respect of employee right upon retirement	2,859	2,910
Long-term deferred tax	3,669	1,035
Property, plant and equipment, net	12,853	14,443
Intangible assets, net	-	1,950
Goodwill	1,042	1,156

Total current assets	25,444	25,943

Total assets	$115,319	$121,427

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	4,916	9,379
Trade accounts payables	5,073	7,679
Other accounts payable and accrued expenses	6,835	7,964

Total current liabilities	16,824	25,022

Long-term liabilities:
Long-term loans, net of current maturities	4,420	859
Other accounts payable	86	109
Liability in respect of employee rights upon retirement	3,414	3,458
Long-term deferred tax liability	1,413	868

Total long-term liabilities	9,333	5,294

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 9,073,043 and 8,815,003 shares respectively at December 31, 2011 and 2010	2,790	2,790
Additional paid-in capital	64,402	64,439
Accumulated other comprehensive loss	(1,031)	(414)
Treasury stock, at cost, 258,040 shares at December 31, 2011 and 2010, respectively	(2,018)	(2,018)
Retained earnings	22,228	23,262
Total TAT Technologies shareholders' equity	86,371	88,059
Noncontrolling interest	2,791	3,052

Total equity:	89,162	91,111

Total liabilities and equity	$115,319	$121,427

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenues:
OEM of Heat Management Solutions	$8,424	$9,021	$30,020	$29,651
Heat Transfer Services and Products *	7,638	6,872	27,603	24,469
MRO services for Aviation Components *	5,343	4,630	20,146	16,332
OEM of Electric Motion Systems	3,103	4,480	11,658	13,046
Eliminations	(1,118)	(1,186)	(4,030)	(3,743)
	23,390	23,817	85,397	79,755

Cost and operating expenses:
OEM of Heat Management Solutions	6,270	6,345	22,660	22,425
Heat Transfer Services and Products *	5,801	5,322	20,173	18,005
MRO services for Aviation Components *	4,973	3,873	17,882	14,631
OEM of Electric Motion Systems	2,524	3,517	9,388	10,092
Write down of inventory and impairment charges of long lived assets	-	-	5,763	3,500
Eliminations	(1,127)	(1,120)	(3,884)	(3,965)
	18,441	17,937	71,982	64,688
Gross Profit	4,949	5,880	13,415	15,067

Research and development costs, net	143	192	786	651
Selling and marketing expenses	958	975	3,439	3,475
General and administrative expenses	2,939	4,103	10,949	12,832
Other income	(44)	-	(169)	-
Impairment of goodwill and intangible assets	-	-	-	4,704
	3,996	5,270	15,005	21,662
Operating income (loss)	953	610	(1,590)	(6,595)

Financial expense	(630)	(311)	(2,203)	(1,681)
Financial income	296	370	1,823	1,570
Other expenses	-	(200)	-	(200)

Income (loss) before income taxes	619	469	(1,970)	(6,906)

Taxes on income (benefit)	363	(1,378)	(316)	(4,153)

Net income (loss)	256	1,847	(1,654)	(2,753)
Gain from dilution of interests in affiliated company	-	-	240	-
Share in results of affiliated company and impairment of share in affiliated company	(119)	(4,879)	331	(4,510)
Net income (loss)	137	(3,032)	(1,083)	(7,263)
Net loss (income) attributable to Non controlling interest	(20)	(26)	53	(123)
Net income (loss) attributable to TAT Technologies shareholders	$117	$(3,058)	$(1,030)	$(7,386)
Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.01	$(0.35)	$(0.12)	$(0.84)

Weighted average number of shares – basic and diluted	8,815,003	8,815,003	8,815,003	8,815,003

* As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate operating segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and twelve months periods ended December 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components and (iv) OEM of Electric Motion Systems. Until December 31, 2010, TAT operated under three operating segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and twelve months ended December 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

Three Months ended December 31, 2011 compared with three months ended December 31, 2010

Revenues. Total revenues for the three months ended December 31, 2011, were $23.4 million compared to $23.8 million for the three months ended December 31, 2010, a decrease of 1.8%. This reflects (i) the increase in revenues in the Heat Transfer Services and Products operating segment; and (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and by (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment.

Cost of revenues. Cost of revenues was $18.4 million for the three months ended December 31, 2011 compared to $17.9 million for the three months ended December 31, 2010, an increase of 2.8%. This reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in cost of revenues in the MRO Services for Aviation Components operating segment, which is attributable to the increase in revenues in these operating segments; offset by (iii) the decrease in cost of revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, attributable to the decrease in revenues in these operating segments.

Cost of revenues as a percentage of revenues increased to 78.8% for the three months ended December 31, 2011, compared to 75.3% for the three months ended December 31, 2010. This increase is primarily attributable to product mix with lower margin products sold during the quarter in the OEM for Heat Management Solution operating segment, in the MRO Services for Aviation Components operating segment and in the OEM of Electric Motion Systems operating segment, partially offset by decrease in cost of revenues as a percentage of revenues in the Heat Transfer Services and Products operating segments.

Research and development, net. Research and Development expenses were $0.14 million for the three months ended December 31, 2011, similar to $0.2 million for the three months ended December 31, 2010, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 0.6% for the three months ended December 31, 2011, similar to 0.8% for the three months ended December 31, 2010. TAT does expect to continue to incur research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.0 million for the three months ended December 31, 2011, similar to the selling and marketing expenses for the three months ended December 31, 2010. This was primarily attributable to the increase in selling and marketing expenses in the OEM of Heat Management Solutions operating segment and in the Heat Transfer Services and Products operating segment; offset by the decrease in selling and marketing expenses in the MRO Services for Aviation Components operating segment.

Selling and marketing expenses as a percentage of revenues were 4.1% for the three months ended December 31, 2011, and for the three months ended December 31, 2010. TAT does expect to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.9 million for the three months ended December 31, 2011, compared to $4.1 million for the three months ended December 31, 2010, a decrease of 28.4%. The decrease in general and administrative expenses was primarily attributable to a $1.1 million non-recuring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FAvS (see also “Settlement Agreement with FAvS” below), and a decrease of $0.2 in general and administrative expenses in the OEM of Electric Motion Systems operating segment; offset by a moderate increase in general and administrative expenses in the OEM of Heat Management Solutions operating segment and in the Heat Transfer Services and Products operating segment.

General and administrative expenses as a percentage of revenues decreased to 12.6% for the three months ended December 31, 2011, from 17.2% for the three months ended December 31, 2010.

Operating income. For the three months ended December 31, 2011, TAT reported an operating income of $1.0 million compared to an operating income of $0.6 million for the three months ended December 31, 2010, an increase of 56%. The increase in operating income is primarily attributable to the decrease in general and administrative expenses mentioned above.

Financial expense. Financial expense for the three months ended December 31, 2011, was $0.6   million, compared to financial expense of $0.3 million for the three months ended December 31, 2010. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, realized losses from hedging transactions, change in the fair value of unrealized hedging transactions profits as of the quarter's end and from interest payments on short-term credit and long-term loans.

Financial income.. Financial income for the three months ended December 31, 2011, was $0.3   million, compared to $0.4 million for the three months ended December 31, 2010. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro and from interest received on short-term investments.

Other Expenses. Other expenses for the three months ended December 31, 2010, were $0.2   million and are attributable to other-than-temporary impairment loss on Auction Rate Securities based on an external fair value estimation.

Taxes. Total tax expenses for the three months ended December 31, 2011, amounted to $0.4 million, compared to total tax income of $1.4 million for the three months ended December 31, 2010. Tax expenses for the three months ended December 31, 2011, is primarily attributable to (i) an increase in tax expenses in the OEM of heat management solutions operating segment, mainly due to higher income before tax for Israeli tax purposes that was impacted by changes in exchange rates between U.S. dollar and the Israeli Shekel; (ii) an increase in pre-tax income in the Heat Transfer Services and Products operating segment; and (iii) a decrease in pre-tax loss in the MRO Services for Aviation Components operating segment; partially offset by decrease in pre-tax income in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated Company and impairment of share in affiliated Company. TAT recognized loss of $0.1 million from its interest in FAvS’s results for the three months ended December 31, 2011 compared to loss of $4.9 million from its interest in FAvS’s results and impairment of its share in FAvS (based on an independent appraisal) for three months ended December 31, 2010.

On June 30, 2011 TAT’s interests in FAvS were diluted from 36.6% to 30.3% (30.02% as of December 31, 2011) (see also “Settlement Agreement with FAvS” below).

Net loss (income) attributable to noncontrolling interest. TAT recognized an immaterial amount of net income attributable to noncontrolling interest for the three months ended December 31, 2011 and for the three months ended December 31, 2010, attributable to our 70% held Bental subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net income of $0.1 million for the three months ended December 31, 2011 compared to net loss of $3.1 million for the three months ended December 31, 2010.

Twelve months ended December 31, 2011 compared with the twelve months ended December 31, 2010

Revenues. Total revenues were $85.4 million for the twelve months ended December 31, 2011, compared to $79.8 million for the twelve months ended December 31, 2010, an increase of 7.1%. This reflects (i) the increase in revenues in the Heat Transfer Services and Products operating segment; (ii) the increase in revenues in the MRO Services for Aviation Components operating segment; and (iii) the increase in revenues in the OEM of Heat Management Solutions operating segment. This was partially offset by decreased revenues in the OEM of Electric Motion Systems operating segment for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010 due to growing weakness in the relevant markets.

Cost of revenues. Cost of revenues was $66.2 million for the twelve months ended December 31, 2011 compared to $61.2 million for the twelve months ended December 31, 2010(excluding write down of inventories and impairment charges of long lived assets), an increase of 8.2%. This primarily reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products operating segment; and (ii) the increase in cost of revenues in the MRO Services for Aviation Components operating segment, attributable to the increase in revenues in these operating segments; partially offset by (iii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues was 77.5% for the twelve months ended December 31, 2011, similar to 76.7% for the twelve months ended December 31, 2010 (excluding write down of inventories and impairment charges of long lived assets). This increase is primarily attributable to product mix with higher margin products sold during the twelve months ended December 31, 2011, in the Heat Transfer Services and Products and MRO Services for Aviation Components operating segments; partially offset by product mix with lower margin products sold during the twelve months ended December 31, 2011 in the OEM of Electric Motion Systems operating segment.

Write down of inventory and impairment of long lived assets. For the twelve months ended December 31, 2011, charges under this item were $5.46 million attributable to a write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment. For the twelve months ended December 31, 2010 charges under this item were $3.5 million attributable to a write down of inventory in the MRO Services operation.

Research and development, net. Research and Development expenses were $0.8 million for the twelve months ended December 31, 2011, similar to $0.7 million for the twelve months ended December 31, 2010, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the twelve months ended December 31, 2011 and in the twelve months ended December 31, 2010. TAT does expect to continue to incur research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were to $3.4 million for the twelve months ended December 31, 2011, similar to $3.5 million for the twelve months ended December 31, 2010. This reflects an increase in selling and marketing expenses in the OEM of Electric Motion Systems operating segment; partially offset by the decrease in selling and marketing expenses in the MRO Services for Aviation Components operating segment. Selling and marketing expenses as a percentage of revenues were 4.0 % for the twelve months ended December 31, 2011, compared to 4.4% for the twelve months ended December 31, 2010 due to the higher revenues in 2011.

General and administrative expenses. General and administrative expenses decreased to $10.9    million for the twelve months ended December 31, 2011, from $12.8 million for the twelve months ended December 31, 2010, a decrease of 14.7%. This reflects (i) a decrease in the MRO Services for Aviation Components operating segment due to a $1.8 million non-recurring expense recorded in the fourth quarter of 2010 related to the Parts services operations and the Propellers MRO operations contributed to FAvS (see also “Settlement Agreement with FAvS” below); and (ii) a decrease in the OEM of Electric Motion Systems operating segment; offset by (iii) an increase in the Heat Transfer Services and Products operating segment; and (iv) an increase in the OEM of Heat Management Solutions.

General and administrative expenses as a percentage of revenues were 12.8% for the twelve months ended December 31, 2011, compared to 16.1% for the twelve months ended December 31, 2010 primarily due to the non-recurring expense recorded in the fourth quarter of 2010 and to the higher revenues in 2011.

Impairment of Goodwill and Intangible assets. For the twelve months ended December 31, 2010, charges under this item were $4.7 million, primarily attributable to a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’ during the quarter ended September 30, 2010.

Operating loss. TAT reported an operating loss of $1.6 million for the twelve months ended December 31, 2011, compared to an operating loss of $6.6 million for the twelve months ended December 31, 2010 – a decrease of $5.0 million in operating loss. Excluding the said write down of inventory and impairment charges of long lived assets and goodwill, operating income for the twelve months ended December 31, 2011 was $4.2 million compared to operating income of $1.6 million for the twelve months ended December 31, 2010, an increase of 159%. The increase in operating income (excluding these write downs) is primarily attributable to the increase in income from operations in the Heat Transfer Services and Products operating segment and a decrease in operating loss in the MRO Services for Aviation Components operating segment; partially offset by the decrease in income from operations in the OEM of Heat Management Solutions operating segment and the operating loss in the OEM of Electric Motion Systems operating segment.

Financial expenses. Financial expenses were $2.2 million for the twelve months ended December 31, 2011, compared to $1.7 for the twelve months ended December 31, 2010. Financial expenses during the twelve months ended December 31, 2011 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, change in the fair value of unrealized hedging transactions profits, and interest payments on short-term credit and long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2011 was $1.8 million, compared to $1.6 million for the twelve months ended December 31, 2010. Financial income during the twelve months period ended on December 31, 2011 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, realized profits from hedging transactions, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Other Expense. Other expense for the twelve months ended December 31, 2010, was $0.2   million and is attributable to other-than-temporary impairment loss on Auction Rate Securities based on an external fair value estimation.

Taxes. Total tax income for the twelve months ended December 31, 2011, amounted to $0.3 million, compared to tax income of $4.1 million for the twelve months ended December 31, 2010. Tax income for the twelve months ended December 31, 2011, is primarily attributable to (i) an increase in pre-tax income in the Heat Transfer Services and Products operating segment; (ii) a decrease in pre-tax loss in the MRO Services for Aviation Components operating segment; (iii) increase in tax expenses in the OEM of Heat Management Solutions operating segment, due to higher income before tax for Israeli tax purposes that was impacted by changes in exchange rates between U.S. dollar and the Israeli Shekel. The increase in the tax expenses was partially offset by the pre-tax losses incurred in the OEM of Electric Motion Systems operating segment.

Share in Results of Affiliated Company and impairment of share in affiliated Company. TAT recognized income of $0.33 million from its interest in FAvS’s results for the twelve months ended December 31, 2011 compared to loss of $4.5 million from its interest in FAvS’s results and impairment of its share in FAvS (based on an independent appraisal) for the twelve months ended December 31, 2010.

On June 30, 2011 TAT’s interests in FAvS were diluted from 36.6% to 30.3% (30.02% as of December 31, 2011) (see also “Settlement Agreement with FAvS” below).

Net income (loss) attributable to noncontrolling interest. TAT recognized an immaterial amount of net loss attributable to noncontrolling interest for the twelve months ended December 31, 2011 compared with net income attributable to noncontrolling interest of $0.1 million for the twelve months ended December 31, 2010, primarily attributable to our 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized a net loss of $1.0 million for the twelve months period ended on December 31, 2011 compared to net loss of $7.4 million for the twelve months ended on December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2011, TAT had cash and cash equivalents and short-term deposits of $26.2 million, marketable securities of $1.9 million and restricted cash of $3.3 million which equals $31.4 million of financial assets, compared with cash and cash equivalents and short-term deposits of $27.0 million, marketable securities of $2.5 million and restricted cash of $5.1 million which equals $34.6 million as of December 31, 2010.

On November 15, 2011, TAT’s subsidiary, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 21 month period ending on August 31, 2013 for borrowings of up to $10 million under certain conditions, of which, as of December 31, 2011, Limco-Piedmont had utilized $4.4 million. As of December 31, 2011 the Company met all financial covenants related to such credit facility.

In connection with TAT's investment in FAvS, on October 1, 2010, TAT’s subsidiary, Piedmont agreed to extend a guaranty for $6.6 million regarding a debt incurred by FAvS in connection with the AeTR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty was issued for a period of 15 months ending December 31, 2011 and its amount was reduced as such debt amortized in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit was drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. Simultaneously with the execution of the Settlement Agreement with FAvS on June 30, 2011, as described further below, Piedmont agreed to extend the guarantee through June 30, 2013 and to continue to provide a letter of credit to secure such guaranty.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter, the debt would be amortized at the rate of $0.2 million per month. The value of the guaranty was estimated by management at the amount of $0.1 million. As of December 31, 2011 the guaranty amount is $5.8 million.

With regards to loans balance in the total amount of $5.5 million received by TAT from an Israeli bank, in September, 2011 TAT reached agreement with its lending bank to adjust certain financial covenants related to the said loans. Accordingly, as of December 31, 2011 the Company met all financial covenants related to such loans. On November 7, 2011, the Company made a prepayment of $2.25 million, following which its remaining balance was $3.25 million.

On September 7, 2011 TAT received a loan from its Bental subsidiary for the total amount of NIS2.5 million (approximately $0.7 million), to be repaid in whole at the end of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions.

Settlement Agreement with First Aviation Services, Inc.

In order to settle the commercial dispute that existed between TAT’s subsidiary, Piedmont, and FAvS, on June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS (which amount had been fully reserved during 2010).

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander (“Mr. Hollander”), the Chief Executive Officer and controlling stockholder of FAvS, purchased 166,113 shares of Class A Common Stock of FAvS at a price of $18.06 per share (share amount and price per share adjusted as result of a 1 for 20 reverse stock split), for an aggregate amount of $3 million, which was higher than FAvS book value recorded in Piedmont’s books, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3% (30.02% as of December 31, 2011). In addition, Piedmont agreed to extend its guarantee for the bank debt incurred by FavS to fund the AeTR transaction, as described above.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two members provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provided that the approval of Piedmont would not be required if FAvS seeks to raise additional capital from Mr. Hollander as long as the consideration that was paid by Mr. Hollander was not less than the consideration that would have been paid by a third-party in an arms-length transaction and would have been a fair, equitable and reasonable consideration under the circumstances.

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, at June 30, 2011, a gain in the amount of $0.24 million related to the $3 million capital investment in FAvS by Mr. Hollander which was at a higher share price than recorded at Piedmont books.

Seasonality

None

Subsequent Event

None

*  *  *  *  *

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: March 22, 2012